                                                                     Exhibit 12

                       W. R. GRACE & CO. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

                          (in millions, except ratios)
                                  (Unaudited)

                                                                                                               Three Months Ended
                                                                     Years Ended December 31, (c)                     March 31,
                                                      ------------------------------------------------------  ----------------------
                                                      1998(d)     1997(e)    1996(f)     1995(g)     1994(h)     1999       1998
                                                      -------     -------    -------     -------     -------     ----       ----
Net income/(loss) from continuing operations          $(145.7)     $88.2     $ 112.9     $(324.8)   $(185.4)     $20.0       $11.8
   Add/(deduct):
   Provision for/(benefit from) income taxes            (69.0)      55.2        70.4      (192.4)    (120.9)      11.7         7.6

   Equity in unremitted (earnings)/losses of less
     than 50%-owned companies......................     (10.8)      (7.0)        (.4)         .8        (.6)      (2.9)       (1.9)

   Interest expense and related financing costs,
     including amortization of capitalized interest      37.9       93.7       169.8       183.5      145.5        4.5        21.4

   Estimated amount of rental expense deemed
     to represent the interest factor..............       5.2        6.9         8.4         8.5       10.1        2.3         1.8
                                                       ------     -------    -------     -------     ------    -------      ------
Income/(loss) as adjusted..........................   $(182.4)   $ 237.0     $ 361.1     $(324.4)   $(151.3)    $ 35.6       $40.7
                                                      ========   =======     =======     ========   ========    ======       =====

Combined fixed charges and preferred stock dividends:
   Interest expense and related financing costs,
     including capitalized interest................     $37.8      $98.5     $ 186.1     $ 199.2    $ 150.2      $ 4.1       $21.0

   Estimated amount of rental expense deemed
     to represent the interest factor..............       5.2        6.9         8.4         8.5       10.1        2.3         1.8
                                                       ------     -------    -------     -------     ------    -------      ------
Fixed charges......................................      43.0      105.4       194.5       207.7      160.3        6.4        22.8

Preferred stock dividend requirements (b)..........        --         --          .6          .5         .5         --          --
                                                       ------     -------    -------     -------     ------    -------      ------
Combined fixed charges and preferred stock dividends    $43.0     $105.4     $ 195.1     $ 208.2    $ 160.8      $ 6.4       $22.8
                                                        =====     ======     =======     =======    =======      =====       =====

Ratio of earnings to fixed charges.................       (i)       2.25        1.86         (i)        (i)       5.61        1.79
                                                      =======    =======    ========    ========    ========  ========    ========

Ratio of earnings to combined fixed charges and
     preferred stock dividends.....................       (i)       2.25        1.85         (i)        (i)       5.61        1.79
                                                      =======    =======    ========    ========    ========  ========    ========

(a) Grace's preferred stocks were retired in 1996; for additional information see Note 1 to the Consolidated Financial Statements in the 1998 10-K.

(b) For each period with an income tax provision, the preferred stock dividend requirements have been increased to an amount representing the pretax earnings required to cover such requirements based on Grace's effective tax rate.

(c)  Certain amounts have been restated to conform to the 1998 presentation.

(d) Includes a pretax provision of $376.1 for asbestos-related liabilities and insurance coverage; $21.0 relating to restructuring costs and asset impairments, offset by a pretax gain of $38.2 for the receipt of insurance proceeds related to environmental matters, partially offset by a charge to reflect a change in the environmental remediation strategy for a particular site.

(e) Includes a pretax gain of $103.1 on sales of businesses, offset by a pretax provision of $47.8 for restructuring costs and asset impairments.

(f) Includes a pretax gain of $326.4 on sales of businesses, offset by pretax provisions of $229.1 for asbestos-related liabilities and insurance coverage and $34.7 for restructuring costs and asset impairments.

(g) Includes pretax provisions of $275.0 for asbestos-related liabilities and insurance coverage; $151.3 relating to restructuring costs, asset impairments and other activities; $77.0 for environmental liabilities at former manufacturing sites; and $30.0 for corporate governance activities.

(h) Includes a pretax provision of $316.0 relating to asbestos-related liabilities and insurance coverage.

(i) As a result of the losses incurred for the years ended December 31, 1998, 1995 and 1994, Grace was unable to fully cover the indicated fixed charges.